UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2008

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                        Commission File Number 002-26821



       A.  Full Title of Plan:
            Brown-Forman Winery Operations Savings Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Registered Public Accounting Firm               2

Financial Statements

 Statement of Net Assets Available for Benefits,
    December 31, 2008 and 2007                                        3

 Statement of Changes in Net Assets Available for Benefits,
    Year Ended December 31, 2008                                      4

Notes to Financial Statements                                      5-12

Supplemental Schedule

 Form 5500 Schedule H, Line 4i -
  Schedule of Assets (Held at End of Year), December 31, 2008        13

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures                                                           14

Exhibit 23 Consent of Independent Registered Public Accounting Firm  15

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of the Brown-Forman Winery Operations Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Winery Operations Savings Plan (the Plan) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP
Louisville, Kentucky
June 26, 2009

                   Brown-Forman Winery Operations Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2008 and 2007

                                              2008                 2007
                                          ------------        -------------
Investments, at fair value               $  12,395,959        $  15,129,515

Profit sharing contributions receivable              -              100,000
Employers' contributions receivable             52,128               34,574
Employees' contributions receivable             26,855               12,526
                                         -------------        -------------
   Net assets available for benefits
     at fair value                          12,474,942           15,276,615
                                         -------------        -------------
Adjustment from fair value to contract
   value for interest in collective
   trust relating to fully benefit-
   responsive investment contracts             140,355               24,956
                                         -------------        -------------
   Net assets available for benefits     $  12,615,297        $  15,301,571
                                          ============         ============

The accompanying notes are an integral part of the financial statements.

                   Brown-Forman Winery Operations Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 2008


Additions
   Contributions
      Employer                                                $     560,235
      Employee                                                      951,795
                                                              -------------
                                                                  1,512,030
                                                              -------------
   Interest income                                                  212,608
   Dividend income                                                  155,428
                                                              -------------
      Total additions                                             1,880,066
                                                              -------------

Deductions
   Withdrawals by participants                                      831,310
   Net depreciation in investments                                3,700,896
   Administrative expenses                                            1,839
   Transfers to other plans                                          32,295
                                                              -------------
      Total deductions                                            4,566,340
                                                              -------------
Net decrease                                                    (2,686,274)
                                                              -------------
Net assets available for benefits
   Beginning of year                                             15,301,571
                                                              -------------

   End of year                                                $  12,615,297
                                                               ============

The accompanying notes are an integral part of the financial statements.

                   Brown-Forman Winery Operations Savings Plan
                         Notes to Financial Statements
                           December 31, 2008 and 2007

1.   Description of Plan

     The sponsor of the Brown-Forman Winery Operations Savings Plan (the Plan), Brown-Forman Corporation (the Company or the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits.

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.


     General

     The Plan is a defined contribution plan covering all eligible employees of Fetzer Vineyards, all eligible employees of Jekel Vineyards, and all eligible employees of Sonoma Cutrer Vineyards (collectively, the Companies) who are not members of a collective bargaining unit. An employee becomes eligible to participate in the Plan on their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Non-highly compensated employees may contribute to the Plan an amount of not less than 1% nor more than 50% of their annual compensation. For the years ended December 31, 2008 and 2007, highly compensated employees could contribute between 1% and 16% of their annual compensation. Employee contributions are not to exceed the Section 402(g) Internal Revenue Code (the IRC) limitation for the calendar year of $15,500 for both 2008 and 2007. Effective March 1, 2008, newly hired employees and employees who have not completed a salary reduction form will be automatically enrolled in the plan at a 3% effective deferral of their compensation unless they indicate a desire not to make contributions or elect to enroll at a different percentage. New employees may transfer assets from their former employers' qualified plans to the Plan.

     Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount from 1% to 50% of the employee's compensation, subject to the limitations of the IRC.

     Participants are eligible to receive the Companies' matching contributions on the employee's employment commencement date. The Companies' matching contribution is equal to 100% of the participant's elective contribution up to 5% of the participant's annual compensation. The Companies may also make a profit sharing contribution to the Plan, as determined by the Companies.

     Each participant's account is credited with the participant's contribution on a semi-monthly basis and an allocation of (i) the Companies' matching contribution on a monthly basis, (ii) plan earnings on a daily basis, and
     (iii) the Companies' profit sharing contribution and forfeited balances of terminated participants' non-vested accounts on an annual basis. Participants that are paid bi-weekly shall have their accounts credited with the participants' contributions on a bi-weekly basis. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $46,000, or (ii) 100% of the participant's compensation in the plan year.

     Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers participants several different investment choices, including mutual funds, a common collective trust fund, an asset allocation fund, and a Brown-Forman Corporation Class B common stock fund.

     Vesting

     Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Companies' contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.


     Withdrawals

     Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and recordkeeper as described in the Plan. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant's contributions shall be suspended for six months after the receipt of a hardship distribution.


     Participant Loans

     A participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the applicable participant's account.

     Forfeited Accounts

     Forfeited balances of terminated participants' non-vested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are added to the Companies' contribution and allocated to eligible participants as defined by the Plan agreement. The forfeited balances totaled $1,841 and $1,788 at December 31, 2008 and 2007, respectively. No forfeited balances were used in 2008 or 2007 to reinstate previously forfeited account balances of re-employed participants or allocated to eligible participants.


2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end based on the unadjusted quoted market value of the underlying assets. The Brown-Forman Corporation Stock Fund, a unitized employer stock fund, is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component. The value of a unit reflects the combined market value of the underlying Sponsor stock and market value of the short-term cash position. The Plan's interest in the Fidelity Managed Income Portfolio (a common collective trust) and the Fidelity Retirement Money Market Portfolio (money market fund) are valued based on information reported by the investment advisor using the audited financial statements of the common collective trust and money market fund at year-end. Loans to participants are value at amortized cost, which approximate fair value.

     As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

     The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses, the unrealized appreciation or depreciation on those investments, and capital gains distributions.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

     Recent Accounting Pronouncements

     In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157 "Fair Value Measurement" (SFAS 157). The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The adoption of SFAS 157 in 2008 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits. Refer to Note 7 of the Notes to Financial Statements for the Plan's SFAS 157 disclosures.


     Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.


     Risks and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.


     Payment of Benefits

     Benefits are recorded when paid.

3.   Investments

     The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments with investments that represent 5% or more of Plan net assets at one or both year ends separately identified.


                                                                    December 31
                                           --------------------------------------------------------------
                                                       2008                              2007
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------   ------------      -------------   ------------
       Investments at fair value:
          Fidelity Money Market Trust
           Retirement Money Market Portfolio  2,784,280      $ 2,784,280         2,482,837     $ 2,482,837
          Fidelity Managed Income Portfolio   2,742,310        2,601,955         2,321,342       2,296,386
          Fidelity Growth Company Fund            9,849          482,220            10,932         907,163
          Brown-Forman Corporation Class B
           common stock                          13,639          702,268            10,745         796,313
          PIMCO Total Return Fund                71,404          724,039                 -               -
          Fidelity Equity-Income
           Fund K                                38,536       1,189,229                  -               -
          Fidelity Magellan Fund K               13,762         630,580                  -               -
          Fidelity Magellan Fund                      -               -             13,890       1,304,760
          Fidelity Equity-Income Fund                 -               -             40,689       2,244,420
          Fidelity Diversified
           International Fund                         -               -             29,166       1,163,731
          Other investments
           individually less than 5%            269,044       3,281,388            219,007       3,933,905
                                                          -------------                      -------------
                                                           $ 12,395,959                       $ 15,129,515
                                                          =============                      =============

     During 2008, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value as follows:

                                                                2008
                                                            -----------
       Mutual funds                                        $(3,589,435)
       Brown-Forman Corporation
        Class B Common Stock                                  (111,461)
                                                             ----------
                                                           $(3,700,896)
                                                            ===========

4    Tax Status

     The Internal Revenue Service has determined, and informed the Companies by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.


5    Plan Termination

     Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


6.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as described in the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Certain administrative costs incurred by the Plan are paid by the Sponsor. Participant recordkeeping fees were waived by Fidelity. In addition, other administrative services are provided by the Sponsor but not charged to the Plan. Administrative expenses totaled $1,839 in 2008.

     Certain participants of the Plan transferred to and from their participation to other defined contribution plans sponsored by the Company. As a result, $32,295 of net related plan assets were transferred from the Plan during 2008.

     The Brown-Forman Corporation Class B Common Stock Fund is a unitized employer stock fund comprised of Brown-Forman Corporation Class B shares and a cash component. The participants of the Plan, as well as participants in other Sponsor plans, may invest in this employer stock fund. The total fund was comprised of $23,012,050 of Brown-Forman Corporation Class B Common Stock and a $469,631 cash component as of December 31, 2008. During 2008, purchases and sales of 275,233 and 206,334 shares of Brown-Forman Corporation Class B stock, respectively, were made by the employer stock fund.

     7.   Fair Value Measurements


     Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures regarding fair value measurements. Fair value is defined under SFAS 157 as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. The Plan has adopted the provisions of SFAS 157 as of January 1, 2008.

     Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. A description of the valuation methodologies used for assets measured at fair value is included in Note 2. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

     Level 1 - Unadjusted quoted prices in active markets for identical assets. The Plan's investments with active markets include its investment in the Brown-Forman Corporation Class B common stock as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these investments, quoted current market prices are readily available.

     Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; or inputs other than quoted prices that are observable, or that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets. The Plan has concluded that the investments in the common collective trust and money market funds represent a Level 2 valuation.

     Level 3 - Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets. The Plan has concluded that the investments in participant loans represent a level 3 valuation.

     In accordance with SFAS 157, the following table represents the Plan's fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2008:



                                                   Fair Value Measurements at December 31, 2008
                               ------------------------------------------------------------------------------------

                                                        Quoted Market            Significant
                                                        Prices in Active         Other                  Significant
                                                        Markets for              Observable             Unobservable
                                                        Identical Assets         Inputs                 Inputs
                               Total                    (Level 1)               (Level 2)               (Level 3)
                               -------------            -------------           ------------            -----------
                               -------------            -------------           ------------            -----------

Mutual funds                   $  5,763,440            $    5,763,440            $          -            $         -
Brown-Forman Corporation
 Class B common stock               702,268                   702,268                       -                      -
Money market fund                 2,798,500                         -               2,798,500                      -
Common collective trust fund      2,601,955                         -               2,601,955                      -
Participant loans                   529,796                         -                       -                529,796
                               -------------            -------------            ------------            -----------
Total Investments              $ 12,395,959             $   6,465,708            $ 5,400,455             $   529,796
                               =============            =============            ============            ===========

     Level 3 Gains and Lossess

     The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:


                                                               Level 3 Assets
                                                           --------------------

                                                              Participant loans
                                                           ---------------------
      Balance, beginning of year                           $        398,590
      Realized gains/(losses)                                             -
      Unrealized gains/(losses) relating to                               -
       instruments still held at the reporting date                       -
      Purchases, sales, issuances and settlements, (net)            131,206
                                                           ---------------------

      Balance, end of year                                 $        529,796
                                                           =====================

                   Brown-Forman Winery Operations Savings Plan
                            Plan #020 EIN #61-0143150
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2008


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,              Current
  Lessor or Similar Party          Collateral, Par or Maturity Value              Value
----------------------------      -----------------------------------          -------------

Janus Enterprise Fund                       4,659 Mutual Fund Shares          $        153,153
PIMCO Total Return Fund                    71,404 Mutual Fund Shares                   724,039
Royce Low Priced Stock Fund                11,045 Mutual Fund Shares                   101,392
Hartford Capital
 Appreciation Fund                          2,101 Mutual Fund Shares                    53,229
Fidelity Magellan Fund K*                  13,672 Mutual Fund Shares                   630,580
Fidelity Equity-Income Fund K*             38,536 Mutual Fund Shares                 1,189,229
Fidelity Growth Company Fund*               9,849 Mutual Fund Shares                   482,220
Fidelity Low Priced Stock Fund K*           4,611 Mutual Fund Shares                   106,555
Fidelity Diversified
 International Fund K*                     22,942 Mutual Fund Shares                   493,034
Fidelity Freedom Income*                    3,386 Mutual Fund Shares                    32,367
Fidelity Freedom 2000*                         26 Mutual Fund Shares                       260
Fidelity Freedom 2010*                     27,164 Mutual Fund Shares                   281,414
Fidelity Freedom 2020*                     34,602 Mutual Fund Shares                   347,747
Fidelity Freedom 2030*                     20,286 Mutual Fund Shares                   197,993
Fidelity Freedom 2040*                     46,420 Mutual Fund Shares                   259,488
Fidelity Freedom 2005*                        951 Mutual Fund Shares                     7,979
Fidelity Freedom 2015*                     16,658 Mutual Fund Shares                   142,594
Fidelity Freedom 2025*                     20,287 Mutual Fund Shares                   165,315
Fidelity Freedom 2035*                     13,489 Mutual Fund Shares                   108,313
Fidelity Freedom 2045*                      8,432 Mutual Fund Shares                    55,480
Fidelity Freedom 2050*                      4,771 Mutual Fund Shares                    30,820
Fidelity Money Market Trust
 Retirement Money Market Portfolio*    2,784,280 Money Market Shares                 2,784,280
Fidelity Managed Income Portfolio*     2,742,310 Common collective trust
                                             fund units                              2,742,310**
Spartan U.S. Equity Index
 Fund*                                     5,513 Mutual Fund Shares                    175,877
Allegiant Mid Cap Value I*                 1,848 Mutual Fund Shares                     15,247
Spartan International Index Fund*            111 Mutual Fund Shares                      2,977
Spartan Extended Market Index Fund*          272 Mutual Fund Shares                      6,138
Brown-Forman Corporation
  Stock Fund:
 Brown-Forman Corporation*          13,639 shares Class B common stock                 702,268
 Institutional Money Market                   Money market deposit account,
   Portfolio - Class 1*                      interest rate 2.37%                        14,220
Participant Loans*                   Loans, interest rates ranging from
                                       5.25% to 9.5%, with variable
                                       maturites through 2014.                         529,796
                                                                                 --------------
                                                                                 $  12,536,314
                                                                                 ==============

*  Party-in-interest to the Plan
** This represents contract value for the Fidelity Managed Income Portfolio
   At Fair Value this investment is $2,601,955.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Winery Operations Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


BROWN-FORMAN WINERY OPERATIONS SAVINGS PLAN

BY:



/s/ Lisa Steiner
Lisa Steiner
Member, Employee Benefits Committee
(Plan Administrator)

Brown-Forman Corporation


June 26, 2009

                                                                      EXHIBIT 23

            Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated June 26, 2009 relating to the financial statements and supplemental schedule of the Brown-Forman Winery Operations Savings Plan, which appears in this Form 11-K.





/s/ PricewaterhouseCoopers LLP
Louisville, Kentucky
June 26, 2009
                                       15